UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-39493
CUSIP NUMBER 639358100

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Spire Global, Inc.
Full Name of Registrant

Former Name if Applicable

8000 Towers Crescent Drive, Suite 1100
Address of Principal Executive Office (Street and Number)

Vienna, Virginia 22182
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 31, 2025, Spire Global, Inc. (the “Company”) inappropriately filed its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Annual Report”) prior to the completion of the audit by its independent registered public accounting firm, PricewaterhouseCoopers LLP (“PwC”). PwC did not provide approval to include the audit report with respect to the year ended December 31, 2024 in the Annual Report and did not consent to the incorporation by reference of such audit report in certain registration statements. In addition, the version of the audit report included in the Annual Report, which PwC did not sign, omitted a paragraph disclosing substantial doubt about the Company’s ability to continue as a going concern. As a result, the Company intends to file an Annual Report on Form 10-K/A for the year ended December 31, 2024 (the “Amendment”) to correct these deficiencies as soon as practicable. The Company is also assessing the impact of the foregoing matters on the Company’s disclosure controls and procedures.

The Company expects to file the Amendment within the fifteen calendar day extension period provided by Rule 12b-25.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Boyd Johnson	202	301-5127
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s news release announcing its financial results for the quarter and year ended December 31, 2024 inappropriately included the word “audited” over the financial statement information. The results of operations included revenue of $110.5 million, operating expenses of $108.6 million (including expenses related to the restatement), and a net loss of $102.7 million for the year ended December 31, 2024 as compared to revenue of $97.6 million, operating expenses of $97.4 million, and net loss of $77.6 million for the year ended December 31, 2023. Additional information regarding the Company’s results of operations for the years ended December 31, 2024 and 2023 are included in Part II, Item 8, Financial Statements and Supplementary Data, in the Annual Report, and material changes between the two years are described in Part II, Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, in the Annual Report. As disclosed above, the Company inappropriately filed the Annual Report prior to the completion of PwC’s audit, and so the consolidated financial statements contained in the Annual Report are unaudited. Notwithstanding the foregoing, the Company believes that the Annual Report accurately describes all significant changes in results of operations between the year ended December 31, 2024 and the year ended December 31, 2023.

Cautionary Note Regarding Forward-Looking Statements

This filing contains forward-looking statements, including information about the anticipated filing of the Amendment and the Company’s assessment of its disclosure controls and procedures, within the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause the results of the Company to be materially different than those expressed or implied in such statements. Certain of these risk factors and others are included in documents the Company files with the Securities and Exchange Commission (the “SEC”), including but not limited to, the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, as well as subsequent reports filed with the SEC. Other unknown or unpredictable factors also could have material adverse effects on the Company’s future results. The forward-looking statements included in this filing are made only as of the date hereof. The Company cannot guarantee future results, levels of activity, performance or achievements. Accordingly, you should not place undue reliance on these forward-looking statements. Finally, the Company expressly disclaims any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Spire Global, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2025	By:	/s/ Thomas Krywe
Thomas Krywe
Interim Chief Financial Officer